Exhibit 99.18

ENTHUSIAST GAMING’S LEADING B2B MOBILE GAMING EVENT, “POCKET

GAMER CONNECTS”, GOES DIGITAL

Inaugural virtual mobile gaming event draws over 1,000 attendees, 100 speakers and leading industry sponsors

TORONTO, April 08, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is pleased to announce it has launched the first Pocket Gamer Connects Digital (“PGC Digital”) conference, taking place this week from April 6 - 10, 2020 on its  online event platform.

Pocket Gamer Connects is the leading B2B mobile games event series with live (and now digital) events, conferences and networking opportunities taking place throughout the year and across the globe. Given the current environment has resulted in live events being cancelled or postponed, including Pocket Gamer Connects Seattle in May 2020, the Pocket Gamer team quickly pivoted to reimagine and launch its live event in a completely new format. Feedback from its valued mobile gaming community and sponsors has been positive to date, proving early that a digital format can be complimentary to the live events. Enthusiast Gaming is already in the early stages on planning its 2nd PGC Digital event this summer.

PGC Digital has attracted an impressive lineup of global industry leaders from brands like Riot Gaming, Zynga, Voodoo, King and Sony Pictures to name a few. Sponsors and media partners include: AWS, Unreal Engine, App Lovin, App Tutti and Super Sonic.

“PGC Digital is an important opportunity to move some of our live events online, while continuing to connect and serve our thriving mobile gaming communities. We are excited to launch PGC Digital and make it easier for industry leaders and mobile gaming enthusiasts to meet, learn and network,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “Social distancing has required the team to rethink how we can continue to provide unique opportunities for people to connect through their shared passion for gaming, and we are encouraged by the initial success of the online event format.”

PGC Digital #1 features seven core tracks led by global expert speakers on focused industry topics – Live Ops Landscape; Monetiser; Global Trends; Developer Toolkit; The Growth Track; Big Screen Gaming and Game Maker Insights – as well as additional fringe content The Very Big Indie Pitch both mobile and PC & console editions, Publisher SpeedMatch, and Investor Connector. Sessions are either in presentation or panel discussion format.

For more information or to register for PG Digital visit  https://www.pgconnects.com/digital/

PG Connects is an international series of B2B events for the mobile games industry. With events in London, Hong Kong, Seattle, Helsinki and the Middle East, PC Connects is a leading mobile gaming event series worldwide. First held in London in 2014, it’s now the biggest mobile games industry event in Europe, as well as the biggest for games overall in territories that include the U.K. and Scandinavia.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Events and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The Media platform generates over 30 billion ad requests and nearly a billion views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Live, owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, (eglx.com) and the largest mobile gaming event in Europe, Pocket Gamer Connects (www.pgconnects.com). For more information on the Company visit  www.enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information: Enthusiast Gaming Contact, Alex Macdonald, CFO, 416.623.9326

INVESTOR RELATIONS CONTACT:

Julia Becker

Head, Investor Relations & Marketing

(604) 785-0850

jbecker@enthusiastgaming.com

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.